SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

PALM, INC.

(Name of Issuer)

Common Stock, $.001 Par Value	69713P107
(Title of class of securities)	(CUSIP number)

Mark Nelson

275 Long Ranch Road

St. Helena, CA 94574

(707) 738-8941

With a copy to:

Steven Della Rocca, Esq.

Charles Nathan, Esq.

Latham & Watkins

885 Third Avenue

New York, NY 10022-4834

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

September 19, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 69713P107	13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

0
8 SHARED VOTING POWER:

6,874,410
9 SOLE DISPOSITIVE POWER:

0
10 SHARED DISPOSITIVE POWER:

6,874,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

6,874,410*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.64%[1] (based on the number of shares of Common Stock outstanding as of June 30, 2006)
14	TYPE OF REPORTING PERSON:

IN

[1]	Adjusted to take into account Palm, Inc.’s two-for-one stock split effective March 14, 2006.
*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 2,235,410 of such shares are owned by the Cantus Foundation (the “Foundation”), of which Mark Nelson and Dana Johnson are directors. The Foundation was created and funded solely by Mark Nelson and Dana Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

This Amendment No. 3 amends the Statement on Schedule 13D dated February 1, 2006, as amended and restated, filed by Mark Nelson on behalf of Mark Nelson and Dana Johnson, joint tenants with rights of survivorship, with respect to the common stock, $.001 par value per share, of Palm, Inc., a Delaware corporation. The Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

Personal funds in the amount of $84,646,886.

Item 5. Interest in Securities of the Issuer

(a) Mark Nelson and Dana Johnson, together with the Foundation, own 6,874,410 shares of Common Stock equivalent to approximately 6.64% of the Common Stock.

(b) Mark Nelson and Dana Johnson have the sole power to direct the vote of all such shares.

(c) Item 5(c) is hereby amended to add the following transactions in the Common Stock that were effected by the Reporting Person in the open market:

(i)	Sale by the Foundation of 5,600 shares at $19.00 per share on February 16, 2006;

(ii)	Sale by the Foundation of 6,200 shares at $20.84 per share on March 13, 2006;

(iii)	Sale by the Foundation of 5,100 shares at $23.07 per share on April 19, 2006;

(iv)	Sale by the Foundation of 1,600 shares at $23.09 per share on April 20, 2006;

(v)	Sale by the Foundation of 10,550 shares at $18.84 per share on May 23, 2006;

(vi)	Sale by the Foundation of 8,000 shares at $14.52 per share on September 11, 2006;

(vii)	Sale by the Foundation of 16,000 shares at $14.47 per share on September 11, 2006;

(viii)	Sale by the Foundation of 17,000 shares at $14.43 per share on September 11, 2006;

(ix)	Sale by the Foundation of 4,050 shares at $14.56 per share on September 11, 2006;

(x)	Sale by the Foundation of 7,000 shares at $14.42 per share on September 11, 2006;

(xi)	Sale by the Foundation of 2,500 shares at $14.54 per share on September 11, 2006;

(xii)	Sale by the Foundation of 9,000 shares at $14.48 per share on September 11, 2006;

(xiii)	Sale by the Foundation of 4,750 shares at $14.50 per share on September 11, 2006;

(xiv)	Sale by the Foundation of 2,050 shares at $14.58 per share on September 11, 2006;

(xv)	Sale by the Foundation of 1,900 shares at $14.57 per share on September 11, 2006;

(xvi)	Sale by the Foundation of 5,000 shares at $14.59 per share on September 11, 2006;

(xvii)	Sale by the Foundation of 2,500 shares at $14.53 per share on September 11, 2006;

(xviii)	Sale by the Foundation of 5,000 shares at $14.83 per share on September 12, 2006;

(xix)	Sale by the Foundation of 20,600 shares at $14.81 per share on September 12, 2006;

(xx)	Sale by the Foundation of 5,500 shares at $14.80 per share on September 12, 2006;

(xxi)	Sale by the Foundation of 6,000 shares at $14.79 per share on September 12, 2006;

(xxii)	Sale by the Foundation of 15,000 shares at $14.78 per share on September 12, 2006;

(xxiii)	Sale by the Foundation of 18,900 shares at $14.82 per share on September 12, 2006;

(xxiv)	Sale by the Foundation of 15,207 shares at $15.00 per share on September 12, 2006;

(xxv)	Sale by the Foundation of 10,893 shares at $14.99 per share on September 12, 2006;

(xxvi)	Sale by the Foundation of 2,150 shares at $14.92 per share on September 12, 2006;

(xxvii)	Sale by the Foundation of 500 shares at $14.90 per share on September 12, 2006;

(xxviii)	Sale by the Foundation of 7,940 shares at $14.95 per share on September 12, 2006;

(xxix)	Sale by the Foundation of 5,000 shares at $14.94 per share on September 12, 2006;

(xxx)	Sale by the Foundation of 5,000 shares at $14.97 per share on September 12, 2006;

(xxxi)	Sale by the Foundation of 4,900 shares at $14.98 per share on September 12, 2006;

(xxxii)	Sale by the Foundation of 3,700 shares at $15.02 per share on September 12, 2006;

(xxxiii)	Sale by the Foundation of 300 shares at $15.01 per share on September 12, 2006;

(xxxiv)	Sale by Mark Nelson and Dana Johnson of 5,000 shares at $15.01 per share on September 12, 2006;

(xxxv)	Sale by Mark Nelson and Dana Johnson of 15,500 shares at $14.95 per share on September 12, 2006;

(xxxvi)	Sale by Mark Nelson and Dana Johnson of 8,500 shares at $14.99 per share on September 12, 2006;

(xxxvii)	Sale by Mark Nelson and Dana Johnson of 10,000 shares at $14.97 per share on September 12, 2006;

(xxxviii)	Sale by Mark Nelson and Dana Johnson of 2,300 shares at $15.00 per share on September 12, 2006;

(xxxix)	Sale by Mark Nelson and Dana Johnson of 8,200 shares at $14.98 per share on September 12, 2006;

(xl)	Sale by Mark Nelson and Dana Johnson of 14,700 shares at $14.96 per share on September 12, 2006;

(xli)	Sale by Mark Nelson and Dana Johnson of 21,900 shares at $14.94 per share on September 12, 2006;

(xlii)	Sale by Mark Nelson and Dana Johnson of 17,000 shares at $14.92 per share on September 12, 2006;

(xliii)	Sale by Mark Nelson and Dana Johnson of 11,100 shares at $14.91 per share on September 12, 2006;

(xliv)	Sale by Mark Nelson and Dana Johnson of 21,100 shares at $14.90 per share on September 12, 2006;

(xlv)	Sale by Mark Nelson and Dana Johnson of 10,700 shares at $14.93 per share on September 12, 2006;

(xlvi)	Sale by Mark Nelson and Dana Johnson of 9,000 shares at $14.89 per share on September 12, 2006;

(xlvii)	Sale by Mark Nelson and Dana Johnson of 2,000 shares at $15.08 per share on September 14, 2006;

(xlviii)	Sale by Mark Nelson and Dana Johnson of 10,300 shares at $15.01 per share on September 14, 2006;

(xlix)	Sale by Mark Nelson and Dana Johnson of 15,000 shares at $14.74 per share on September 14, 2006;

(l)	Sale by Mark Nelson and Dana Johnson of 2,000 shares at $15.05 per share on September 14, 2006;

(li)	Sale by Mark Nelson and Dana Johnson of 3,000 shares at $15.06 per share on September 14, 2006;

(lii)	Sale by Mark Nelson and Dana Johnson of 20,700 shares at $15.00 per share on September 14, 2006;

(liii)	Sale by Mark Nelson and Dana Johnson of 18,378 shares at $14.96 per share on September 14, 2006;

(liv)	Sale by Mark Nelson and Dana Johnson of 39,800 shares at $14.92 per share on September 14, 2006;

(lv)	Sale by Mark Nelson and Dana Johnson of 6,200 shares at $14.91 per share on September 14, 2006;

(lvi)	Sale by Mark Nelson and Dana Johnson of 3,800 shares at $14.77 per share on September 14, 2006;

(lvii)	Sale by Mark Nelson and Dana Johnson of 2,200 shares at $14.76 per share on September 14, 2006;

(lviii)	Sale by Mark Nelson and Dana Johnson of 69,200 shares at $14.99 per share on September 14, 2006;

(lix)	Sale by Mark Nelson and Dana Johnson of 36,148 shares at $14.98 per share on September 14, 2006;

(lx)	Sale by Mark Nelson and Dana Johnson of 14,000 shares at $14.95 per share on September 14, 2006;

(lxi)	Sale by Mark Nelson and Dana Johnson of 25,052 shares at $14.97 per share on September 14, 2006;

(lxii)	Sale by Mark Nelson and Dana Johnson of 20,400 shares at $14.94 per share on September 14, 2006;

(lxiii)	Sale by Mark Nelson and Dana Johnson of 5,000 shares at $14.93 per share on September 14, 2006;

(lxiv)	Sale by Mark Nelson and Dana Johnson of 14,422 shares at $14.90 per share on September 14, 2006;

(lxv)	Sale by Mark Nelson and Dana Johnson of 9,500 shares at $14.89 per share on September 14, 2006;

(lxvi)	Sale by Mark Nelson and Dana Johnson of 900 shares at $14.88 per share on September 14, 2006;

(lxvii)	Purchase by Mark Nelson and Dana Johnson of 9,000 shares at $14.92 per share on September 14, 2006;

(lxviii)	Sale by Mark Nelson and Dana Johnson of 3,000 shares at $15.08 per share on September 15, 2006;

(lxix)	Sale by Mark Nelson and Dana Johnson of 800 shares at $15.07 per share on September 15, 2006;

(lxx)	Sale by Mark Nelson and Dana Johnson of 9,200 shares at $15.06 per share on September 15, 2006;

(lxxi)	Sale by Mark Nelson and Dana Johnson of 30,000 shares at $15.05 per share on September 15, 2006;

(lxxii)	Sale by Mark Nelson and Dana Johnson of 5,000 shares at $15.04 per share on September 15, 2006;

(lxxiii)	Sale by Mark Nelson and Dana Johnson of 7,800 shares at $14.80 per share on September 15, 2006;

(lxxiv)	Sale by Mark Nelson and Dana Johnson of 20,200 shares at $14.82 per share on September 15, 2006;

(lxxv)	Sale by Mark Nelson and Dana Johnson of 8,400 shares at $14.89 per share on September 15, 2006;

(lxxvi)	Sale by Mark Nelson and Dana Johnson of 2,600 shares at $14.88 per share on September 15, 2006;

(lxxvii)	Sale by Mark Nelson and Dana Johnson of 19,200 shares at $14.87 per share on September 15, 2006;

(lxxviii)	Sale by Mark Nelson and Dana Johnson of 1,800 shares at $14.85 per share on September 15, 2006;

(lxxix)	Sale by Mark Nelson and Dana Johnson of 23,000 shares at $14.83 per share on September 15, 2006;

(lxxx)	Sale by Mark Nelson and Dana Johnson of 14,000 shares at $14.84 per share on September 15, 2006;

(lxxxi)	Sale by Mark Nelson and Dana Johnson of 41,700 shares at $14.78 per share on September 15, 2006;

(lxxxii)	Sale by Mark Nelson and Dana Johnson of 32,700 shares at $14.77 per share on September 15, 2006;

(lxxxiii)	Sale by Mark Nelson and Dana Johnson of 62,300 shares at $14.76 per share on September 15, 2006;

(lxxxiv)	Sale by Mark Nelson and Dana Johnson of 32,800 shares at $14.75 per share on September 15, 2006;

(lxxxv)	Sale by Mark Nelson and Dana Johnson of 41,000 shares at $14.72 per share on September 15, 2006;

(lxxxvi)	Sale by Mark Nelson and Dana Johnson of 17,500 shares at $14.74 per share on September 15, 2006;

(lxxxvii)	Sale by Mark Nelson and Dana Johnson of 75,800 shares at $14.73 per share on September 15, 2006;

(lxxxviii)	Sale by Mark Nelson and Dana Johnson of 8,500 shares at $14.71 per share on September 15, 2006;

(lxxxix)	Purchase by Mark Nelson and Dana Johnson of 10,000 shares at $15.00 per share on September 18, 2006;

(xc)	Sale by Mark Nelson and Dana Johnson of 1,000 shares at $14.95 per share on September 18, 2006;

(xci)	Sale by Mark Nelson and Dana Johnson of 15,100 shares at $14.84 per share on September 18, 2006;

(xcii)	Sale by Mark Nelson and Dana Johnson of 3,300 shares at $14.93 per share on September 18, 2006;

(xciii)	Sale by Mark Nelson and Dana Johnson of 700 shares at $14.94 per share on September 18, 2006;

(xciv)	Sale by Mark Nelson and Dana Johnson of 28,000 shares at $14.80 per share on September 18, 2006;

(xcv)	Sale by Mark Nelson and Dana Johnson of 17,900 shares at $14.83 per share on September 18, 2006;

(xcvi)	Sale by Mark Nelson and Dana Johnson of 7,000 shares at $14.85 per share on September 18, 2006;

(xcvii)	Sale by Mark Nelson and Dana Johnson of 28,000 shares at $14.81 per share on September 18, 2006;

(xcviii)	Sale by Mark Nelson and Dana Johnson of 7,000 shares at $14.79 per share on September 18, 2006;

(xcix)	Sale by Mark Nelson and Dana Johnson of 100 shares at $15.14 per share on September 19, 2006;

   (d) Not applicable.

   (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 2006

/s/ Mark Nelson
Mark Nelson